Exhibit 2.1
ASSET PURCHASE AGREEMENT
     THIS ASSET PURCHASE AGREEMENT is entered into as of the 23rd day of January, 2007 among Logistics International, LLC, a Minnesota limited liability company (“Buyer”), M.G.R., Inc., a Minnesota corporation (“M.G.R.”), Contract Air, Inc., a Minnesota corporation (“CA”) Stonepath Logistics Domestic Services, Inc., a Delaware corporation (“Logistics”), and Stonepath Group, Inc., a Delaware corporation (“Stonepath”) (together, the “Sellers”). The Sellers collectively do business under the “Stonepath Logistics” name.
     RECITALS:
     WHEREAS, Stonepath owns, directly or indirectly, beneficially and of record 100% of the issued and outstanding capital stock of Logistics, M.G.R. and CA;
     WHEREAS, the Sellers are currently operating the Air Plus Limited division of Stonepath Logistics based in Shakopee, Minnesota which provides freight forwarding, transportation and related services in intrastate and interstate commerce (the “Business”); and
     WHEREAS, Buyer desires to acquire selected assets relating to the Business from the Sellers and the Sellers desire that Buyer purchase such assets from the Sellers;
     NOW, THEREFORE, in consideration of the representations, warranties, premises and covenants contained in this Agreement and for other good and valuable consideration, the parties agree as follows:
ARTICLE I
DEFINITIONS
     “Acquired Assets” has the meaning set forth in Section 2.1.
     “Affiliate” of a Person means any other Person which, directly or indirectly, controls, is controlled by, or is under common control with, such Person. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.
     “Assumed Liabilities” has the meaning set forth in Section 2.3.
     “Buyer” has the meaning set forth in the Preamble.
     “Buyer Indemnitees” has the meaning set forth in Section 7.2(a).
     “Closing” has the meaning set forth in Section 3.3.
     “Consent” means all consents, Permits, ratifications, authorizations or approvals of any Person necessary (a) to transfer any of the Acquired Assets to the Buyer and (b) for the Buyer to assume any of the Assumed Contracts or the Assumed Liabilities.

     “Court Order” has the meaning set forth in Section 4.9.
     “Employee Benefits” means any and all pension or welfare benefit programs, payroll practices, fringe benefits, or other plans, arrangements, agreements and understandings for employees or other service providers, groups of employees or other service providers or specific individual employees or other service providers of the Business to which the Sellers contribute or are a party, by which they may be bound or under which it may have liability, other than benefits required by applicable Law (e.g., social security benefits and payroll taxes related thereto), including without limitation pension or retirement plans, deferred compensation plans, bonus or incentive plans, early retirement programs, severance pay policies, support funds, medical or dental insurance, short-term and long-term disability, educational reimbursement plans, sick leave, vacation policy, and any other payment or reimbursement plans.
     “Encumbrance” means any interest, claim, lien, pledge, option, charge, easement, security interest, mortgage, right-of-way, encroachment, building or use restriction, conditional sales agreement, encumbrance or other right of third parties, whether voluntarily incurred or arising by operation of Law, absolute or contingent, known or unknown, determinable or not determinable, and includes any agreement to give any of the foregoing in the future.
     “Environmental Laws” means all federal, state, and local statutes, regulations, ordinances, and other provisions having the force or effect of Law, all judicial and administrative orders and determinations, and all common law concerning pollution or protection of the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any hazardous materials, substances, or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polycholorinated biphenyls, noise, or radiation, each as amended as now or hereafter in effect.
     “Finally Resolved” means finally determined by a court of competent jurisdiction or as agreed to by the parties.
     “Hazardous Substances” means any substance regulated under any Environmental Laws, including without limitation hazardous substances as defined by the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. §9601 et seq., as amended, petroleum products, radioactive materials, asbestos and polychlorinated biphenyls.
     “Knowledge” means (i) that such person is actually aware of such fact or would be so aware after reasonable investigation and (ii) with respect to the Business, that Kevin Butler, Chad Ogle, or Robert Arovas is actually aware of such fact or would be so aware after reasonable investigation.
     “Indemnifying Party” has the meaning set forth in Section 7.2(c).
     “Indemnitee” has the meaning set forth in Section 7.2(c).
     “Holdback” has the meaning set forth in Section 3.1(b).

     “Law” means any applicable statute, law, rule, regulation, ordinance, code, directive, policy or rule of common law in effect of any governmental agency having jurisdiction over the applicable party or matter, in each case, as amended from time to time, and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment.
     “Leased Real Property” means land, buildings and other improvements covered by the Lease.
     “Lease” means that certain Building and Industrial Lease, dated July 22, 2004, between M.G.R., as Tenant, and Long Island Industrial, as successor to FIDI CMBS I, LLC, as Landlord.
     “Liability” means without limitation any direct or indirect liability, indebtedness, obligation, commitment, expense, claim, deficiency, guaranty or endorsement of or by any person of any type, whether accrued, absolute, contingent, matured or unmatured, known or unknown, including any liability for Taxes.
     “Logistics” has the meaning set forth in the Preamble.
     “Loss(es)” has the meaning set forth in Section 7.2(a).
     “M.G.R.” has the meaning set forth in the Preamble.
     “Permits” has the meaning set forth in Section 4.11.
     “Person” means any individual, corporation (including any non-profit corporation), general, limited or limited liability partnership, limited liability company, joint venture, estate, trust, association, organization, or other entity or governmental authority.
     “Purchase Price” has the meaning set forth in Section 3.1.
     “Retained Liabilities” has the meaning set forth in Section 2.4.
     “Sellers” has the meaning set forth in the Preamble.
     “Seller Indemnitees” has the meaning set forth in Section 7.2(b)
     “Significant Customers” has the meaning set forth in Section 4.15.
     “Stonepath” has the meaning set forth in the Preamble.
     “Tax” means any federal, state, local or foreign tax, charge, fee, levy, deficiency or other assessment of whatever kind or nature including, without limitation, any net income, gross income, profits, gross receipts, excise, real or personal property, sales, ad valorem, withholding, social security, retirement, excise, employment, unemployment, minimum, estimated, severance, stamp, property, occupation, environmental, windfall profits, use, service, net worth, payroll, franchise, license, gains, customs, transfer, recording and other tax, duty, fee, assessment or charge of any kind whatsoever, imposed by any Tax Authority, including any liability therefor as a transferee (including without limitation under Internal Revenue Code Section 6901 or any similar provision of applicable Law), as a result of Treasury Regulation §1.1502-6 or any similar provision of applicable Law, or as a result of any tax sharing or similar agreement, together with any interest, penalties or additions to tax relating thereto.
     “Tax Authority” means any branch, office, department, agency, instrumentality, court, tribunal, officer, employee, designee, representative, or other person that is acting for, on behalf or as a part of any foreign or domestic government (or any political subdivision thereof) that is engaged in or has any power, duty, responsibility or obligation relating to the legislation, promulgation, interpretation, enforcement, regulation, monitoring, supervision or collection of or any other activity relating to any Tax.
     “Vehicles” has the meaning set forth in Section 2.1(b).
ARTICLE II
TRANSFER OF ASSETS; ASSUMPTION OF LIABILITIES
     2.1 Sale and Purchase of Assets. Subject to the terms and conditions stated in this Agreement, at the Closing, the Sellers shall convey, transfer and deliver to Buyer and Buyer shall purchase and acquire from the Sellers, whether owned by Sellers or any Affiliate thereof, all right, title and interest in and to the following assets (the “Acquired Assets”), wherever located, free and clear of all Encumbrances:
          (a) Tangible and Intangible Personal Property. All of the tangible and intangible personal property which is listed on Schedule 2.1(a).
          (b) Vehicles. The trucks, cars and other vehicles owned or leased by the Sellers and listed on Schedule 2.1(b) (the “Vehicles”).
          (c) Supplier and Customer Information. All supplier lists, customer lists, price lists, correspondence, recorded knowledge, customer files, credit information, account sales histories, all sales data, surveys, other historical and current information relating to the sales and services of the Business and any other records that may be reasonably necessary for the continued operation of the Business.
          (d) Assumed Contracts. The contracts, agreements, commitments, licenses and understandings that are listed on Schedule 2.1(d), along with all inventory and other property of customers of the Business in Sellers’ possession or under its control relating to or in connection with customer contracts, agreements, commitments or understandings assumed hereunder.
          (e) Lease. All rights under the Lease, excluding the security/damage deposit held by the landlord under the Lease which shall remain the property of M.G.R..
          (f) Permits. All Permits listed on Schedule 4.11 to the extent transferable by Law.

          (g) Name and Other Marks and Copyrighted Material. All rights to use the name “Stonepath Logistics,” as well as art work, sales literature and promotional materials, and advertising prepared for Stonepath Logistics for a one (1) year transition period from the date of the Closing, after which, all such rights shall terminate unless otherwise agreed to in writing by Sellers.
          (h) Telephone Numbers. The telephone and facsimile numbers used in or related to the Business, including cellular phone numbers.
          (i) Goodwill. All of the goodwill related to the Business.
     2.2 Excluded Assets. Other than the Acquired Assets, Buyer is not purchasing any other assets belonging to the Sellers, including, without limitation, cash or accounts receivable.
     2.3 Assumed Liabilities. Buyer is not assuming any of the Liabilities of the Sellers of any kind or nature whatsoever, whether fixed or contingent, known or unknown, except for the Liabilities of the Sellers under the Assumed Contracts and the Lease, the payment or performance of which arises after the Closing (the “Assumed Liabilities”), but not including any Liability (i) for any breach of any Assumed Contract occurring prior to the Closing or as a result of the Closing, (ii) for any damage or loss occurring to any inventory or other property of any customer of the Business occurring prior to the Closing, or (iii) for any discrepancy or loss in the amount of inventory or other property in Sellers’ possession as at the Closing compared to the amount of inventory or other property claimed by customers of the Business to be in Sellers’ possession as at the Closing.
     2.4 Retained Liabilities: Except for the Assumed Liabilities, Buyer shall not assume and shall have no liability for any Liabilities of the Sellers (the “Retained Liabilities”), including, specifically, any Liability (i) for any breach of any Assumed Contract occurring prior to the Closing or as a result of the Closing, (ii) for any damage or loss occurring to any inventory or other property of any customer of the Business occurring prior to the Closing, or (iii) for any discrepancy or loss in the amount of inventory or other property in Sellers’ possession as at the Closing compared to the amount of inventory or other property claimed by customers of the Business to be in Sellers’ possession as at the Closing.
ARTICLE III
PURCHASE PRICE AND PAYMENT; CLOSING
     3.1 Purchase Price. The purchase price for the Acquired Assets (the “Purchase Price”) shall be paid as follows:
          (a) $75,636.84 shall be paid at the Closing by wire transfer to the landlord under the Lease for January rent, including applicable late fees;
          (b) $75,629.21 shall be held in trust by Henson & Efron, counsel for the Buyer, to be submitted to Stonepath’s payroll service to pay accrued vacation liability for Sellers’ employees who will terminate employment in connection with the transactions contemplated hereby;

          (c) $948,733.95 shall be paid at the Closing by wire transfer to the account of Sellers’ lender, Laurus Master Fund, Ltd., pursuant to wire transfer instructions specified by the Sellers; and
          (d) $200,000 (the “Holdback”) shall be paid in accordance with Section 3.4.
     3.2 Allocation and Reporting. The Purchase Price shall be allocated as agreed upon by the parties prior to the Closing. Except as otherwise provided by law, the Sellers and Buyer agree to report the transaction on Internal Revenue Service Form 8594 in accordance with the agreed upon allocation.
     3.3 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) is taking place effective as of 12:00 a.m., Wednesday, January 24, 2007.
     3.4 Deliveries at Closing. At the Closing, the following transactions shall occur, all of such transactions being deemed to occur simultaneously:
          (a) At or prior to the Closing, representatives of Sellers and Buyer shall taken mutually agreeable efforts to establish the amount of inventory and other property of customers of the Business in possession of the Business as of the Closing. At the Closing, Sellers shall deliver to Buyer possession of all inventory and other property of customers of the Business whose customer contracts are Assumed Contracts hereunder. Any remaining inventory and other property shall be removed by Sellers immediately following the Closing.
          (b) Sellers’ lender, Laurus Master Fund, Ltd. (“Laurus”), shall have delivered its consent to the transactions contemplated hereby and release any security interests against or in the Acquired Assets.
          (c) Kevin Butler shall have delivered a voluntary letter of resignation to Logistics (countersigned and agreed to by Stonepath) pursuant to which his employment agreement with Logistics is terminated, and Sellers shall waive all confidentiality and non-competition obligations that may inhibit or otherwise interfere with his employment with the Buyer.
     3.5 Transition Services Agreement. The Buyer and Sellers shall negotiate and deliver a Transition Services Agreement to provide mutually beneficial services after the Closing.
     3.6 Holdback. The Holdback shall be paid as set forth in that certain Holdback Agreement, dated even date herewith, by and between Buyer and the Sellers.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     The Sellers, jointly and severally, hereby represent and warrant to Buyer as follows:
     4.1 Organization. M.G.R. is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota. CA is a corporation duly organized, validly existing and in good standing under the laws of Minnesota. Logistics is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Stonepath is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of the Sellers has full corporate power to carry on its business as it is now being conducted and to own and operate the Acquired Assets. Each of the Sellers is qualified to transact business and is in good standing in any jurisdiction which such qualification is necessary to conduct the Business. Each of the Sellers has the power and authority to enter into and complete the transactions contemplated by this Agreement.
     4.2 Authorization. All corporate actions and proceedings necessary to be taken by or on the part of each of the Sellers to authorize and approve the transactions contemplated by this Agreement and necessary to make the same effective have been duly and validly taken, and the execution, delivery and performance of this Agreement have been duly and validly authorized, executed and delivered by each of the Sellers. This Agreement constitutes the valid and binding agreement of each of the Sellers, enforceable against such parties in accordance with and subject to its terms.
     4.3 No Violation. Except as set forth on Schedule 4.3, the execution, delivery and performance by each of the Sellers of this Agreement and the transactions contemplated hereby do not and will not, with the giving of notice or the passage of time or both (a) require the Consent of any Person, except where the failure to obtain such Consent would not have a material effect upon the Business, or (b) constitute a violation of or conflict with, require the payment of any penalty under or result in any breach, acceleration, termination or adverse modification of or any default under, the terms, conditions or provisions of any judgment, Law, regulation, license or decree to or by which any of the Sellers or the Acquired Assets are subject, or of any of the Sellers’ articles of incorporation, bylaws or any material agreement or instrument to which any of them is a party or by which any of them is bound, or result in the creation or imposition of any Encumbrance of any nature whatsoever on any of the Acquired Assets.
     4.4 Financial Statements. Sellers have previously delivered to Buyer unaudited financial statements of the Business. All financial statements are, in all material respects, true, accurate and complete as of the date and accurately represent the results of the Business for the periods then ended, and are consistent with the books and records of the Sellers.
     4.5 Taxes. Except as set forth on Schedule 4.5, the Sellers have accurately prepared and timely filed with each applicable Tax Authority all reports and returns of every kind (including, without limitation, sales tax returns and employment withholding tax returns) for Taxes required to be filed by them with respect to the Business, and have duly paid all such Taxes due to or claimed to be due by each such Tax Authority, (b) no Tax Authority is now asserting or, to the Knowledge of the Sellers, threatening to assert against the Sellers any deficiency or claim for additional Taxes with respect to the Business and (c) to the Knowledge of the Sellers, no state, local or foreign Tax Authority is currently claiming or investigating whether, and of the Sellers is liable for Taxes which relate t the Business in such taxing jurisdiction, except such jurisdiction where the Sellers have filed a return for such Taxes. The Sellers have withheld all required amounts from the employees of the Business for all pay periods and are in full and complete compliance with the withholding provisions of all applicable Tax Laws.
     4.6 Title. Except as set forth on Schedule 4.6, the Sellers have good and marketable title to all of the Acquired Assets, free and clear of all Encumbrances.

     4.7 Condition of Assets. The tangible Acquired Assets are being sold “as is” and are sufficient for the conduct of the Business.
     4.8 Contracts. The Sellers have disclosed to Buyer all material agreements, leases, contracts and commitments, written or oral, to which any of the Sellers is a party or by which that are bound and that are material to the operation of the Business. The Sellers have performed all obligations required to be performed by them to date under the Assumed Contracts, and are not in material default in any respect, under any of the Assumed Contracts.
     4.9 Litigation. Schedule 4.9 sets forth each instance in which any of the Sellers (i) is subject to any outstanding judgment, award, decision, consent decree, injunction, ruling, writ or order of any federal, state or local court or governmental agency, department or authority (a “Court Order”) in connection with the Business or the Acquired Assets, (ii) is a party to or, to the Knowledge of any of the Sellers, is threatened to be made a party to, any legal action, claim, suit, litigation, legal, administrative or arbitral proceeding, labor dispute, governmental audit or formal investigation, criminal prosecution or unfair labor practice charge or complaint, or is aware of any facts which may give rise to such an action, in connection with the Business or the Acquired Assets. There is no proceeding pending that seeks to delay, limit or enjoin the transactions contemplated hereby.
     4.10 Leased Real Property.
          (a) The Sellers have furnished the Buyer with true, correct and complete copies of the Lease, including all modifications, amendments and supplements thereto. The Lease is in full force and effect, unimpaired by any acts or omissions of the Sellers, and constitutes the legal, valid and binding obligation of M.G.R., enforceable against M.G.R. in accordance with its terms and, against any other party thereto. Except as set forth on Schedule 4.10, all rent and other sums and charges payable by M.G.R. as tenant thereunder are current, no notice of default or termination under the Lease is outstanding, no termination event or condition or uncured default on the part of M.G.R. or any party thereto, exists under the Lease, and no event has occurred and no condition exists which, with the giving of notice or the lapse of time or both, would constitute such a default or termination event or condition.
          (b) The Sellers do not owe any money for labor or materials performed, rendered or supplied to or in connection with the Leased Real Property.
     4.11 Permits. The Sellers hold and are in compliance with all permits, certificates, licenses, approvals, registrations and authorizations required in connection with the operation of the Business and the ownership and operation of the Acquired Assets under all federal, state and local Laws, rules and regulations (the “Permits”). Each Permit is listed on Schedule 4.11.
     4.12 Employee Benefit Plans.
          (a) Schedule 4.12 attached hereto contains a complete listing of Employee Benefits.
          (b) With respect to each Employee Benefits plan listed in Schedule 4.12, the Sellers, as applicable, have delivered to the Buyer true and complete copies of (i) the Employee Benefits plans (or descriptions thereof in the case of unwritten Employee Benefit plans) and any trust or funding agreements (including insurance contracts) related thereto, (ii) where applicable, the most recent annual actuarial valuation report, (iii) where applicable, the last filed Form 5500 including all schedules thereto, (iv) where applicable, the latest summary plan descriptions and all modifications thereto, and (v) where applicable, the latest financial statements and audit opinion letters for each Employee Benefit plan and related trusts and group annuity contracts.
          (c) Each Employee Benefit plan intended to qualify under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service as to its qualification under Section 401(a) of the Code. The related trusts have been determined to be exempt from federal income taxation under Section 501(a) of the Code, and a copy of the most recent determination letter with respect to each such Employee Benefits plan has been delivered to Buyer.
          (d) Except as specifically set forth in Schedule 4.12, (i) the Sellers do not maintain or contribute to, and at no time has maintained or contributed to, any Employee Benefits plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code; and (ii) the Sellers are not and never have been obligated to contribute to any “multi-employer plan” as defined in Section 4001(a)(3) of ERISA or any “multiple employer plan” as defined in Code Section 413(c).
     4.13 Environmental Matters. The Sellers have complied and are in compliance with all applicable Environmental Laws. The Sellers have not generated, treated, stored, released or disposed of, or otherwise placed, deposited in or located on any property owned or leased by the Sellers in connection with the Business or elsewhere, any Hazardous Materials except in accordance with and permitted by federal, state and local Laws. The Sellers have not received any written notice, report or other information regarding any actual or alleged material violation of any applicable Environmental Laws in connection with the Business, or any material liabilities or potential material liabilities (whether accrued, absolute, contingent, unliquidated or otherwise), including any investigatory, remedial or corrective obligations, relating to the Sellers or its facilities used in the operation of the Business arising under applicable Environmental Laws and there are no ongoing, or to the Knowledge of the Sellers, imminent or threatened, governmental investigations of the Sellers pursuant to any Environmental Laws in connection with the Business. The Sellers are not responsible, for nor have they agreed to assume responsibility for the monitoring, investigation or cleanup of any environmental contamination in connection with the Business. The Sellers have not been identified as a potentially responsible party at, or received a request for information pursuant to any Environmental Laws related to, any contaminated or previously contaminated site used in connection with the Business. To the Sellers’ Knowledge, none of the following exists at any property or facility owned or operated by the Sellers in connection with the Business: (a) underground storage tanks, (b) asbestos-containing material in any form or condition (c) materials or equipment containing polychlorinated biphenyls, or (d) landfills, surface impoundments or disposal areas.
     4.14 Compliance with Laws. The Sellers have conducted and are conducting the Business in accordance with all applicable Laws.
     4.15 Customers. Schedule 4.15 sets forth a true, correct and complete list of the ten (10) largest customers of the Business for the fiscal years ended December 31, 2006 and December 31, 2005 (the “Significant Customers”). Except as set forth on Schedule 4.15 the Sellers (i) have not received any written notice from a Significant Customer that such Significant

Customer intends to discontinue or materially curtail its purchasing from the Business and (ii) have no Knowledge of facts from which one should reasonably conclude that any such Significant Customer intends to discontinue or materially curtail its purchasing from the Business.
     4.16 Sufficiency of Assets. Except as set forth on Schedule 4.16, the Acquired Assets are all assets used in or necessary and sufficient for the operation of the Business in the manner currently conducted.
     4.17 Brokers. There is no broker or finder or other Person who would have any valid claim against Buyer for a commission or brokerage fee in connection with this Agreement or the transactions contemplated hereby as a result of any agreement, understanding or action by Buyer.
     4.18 Accuracy of Representations. No representation and warranty contained in this Article contains any untrue statement of material fact or omits to state a material fact necessary in order to make the statements made by the Sellers in this Article IV not misleading in light of the circumstances in which they are made to the extent relevant to the Business or the Acquired Assets.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER
     Buyer hereby represents and warrants to the Sellers as follows:
     5.1 Organization. Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Minnesota. Buyer has full corporate power to enter into and complete the transactions contemplated by this Agreement.
     5.2 No Violation. Neither the execution and delivery by Buyer of this Agreement nor the consummation by Buyer of the transactions contemplated hereby will, with the giving of notice or the passage of time or both, constitute a violation of or conflict with or result in any breach, acceleration, termination or adverse modification of or default under, the terms, conditions or provisions of, any judgment, Law or regulation to which Buyer is subject, or of Buyer’s articles of incorporation or bylaws, or of any agreement or instrument to which Buyer is a party or by which it is bound.
     5.3 Corporate Action. All corporate actions and proceedings necessary to be taken by or on the part of Buyer in connection with this Agreement and with the transactions contemplated hereby and necessary to make the same effective have been duly and validly taken, and this Agreement has been duly and validly authorized, executed and delivered by Buyer. This Agreement constitutes a valid and binding agreement, enforceable against Buyer in accordance with and subject to its terms.
     5.4 Brokers. There is no broker or finder or other Person who would have any valid claim against Buyer for a commission or brokerage fee in connection with this Agreement or the transactions contemplated hereby as a result of any agreement, understanding or action by Buyer.

ARTICLE VI
POST-CLOSING COVENANTS
     6.1 Employees of the Sellers. Buyer represents that it intends to offer employment to those employees of the Sellers listed on Schedule 6.1 attached hereto.
     6.2 Third Party Consents. The parties hereto shall cooperate in good faith and make reasonable efforts to assist the other(s) to obtain all consents and authorizations necessary or desirable in connection with the transactions contemplated hereby that were not obtained prior to the Closing, including consents and authorizations arising from, in connection with or incident to all contracts, mortgages, Permits, the Lease, or regulations which relate to the operation of the Business.
     6.3 Mutual Non-Solicitation; Confidentiality.
          (a) Buyer and Sellers, on behalf of themselves and their Affiliates, covenant and agree that for a period ending two (2) years after the Closing, none of them shall, directly or indirectly, as owner, partner, joint venturer, stockholder, broker, agent, shareholder, trustee, licensor, or in any other capacity whatsoever (as applicable), knowingly interfere with, disrupt or attempt to disrupt any then existing relationship, contractual or otherwise, of the business of the other with regard to customers, suppliers, employees, agents or other persons with whom such party deals. A true and accurate list of the customers to be transferred to Buyer (“Buyer’s Customers”) and to be retained by Sellers (“Sellers’ Customers”) is attached as Schedule 6.3(a) and to which the provisions of this paragraph shall apply. The covenants set forth in this Section 6.3(a) shall be binding upon any respective successor in interest of Buyer or Seller, or any assignee, purchaser of all or any part of Buyer or Seller’s business or entity under common control with Buyer or Seller, respectively. Buyer and Seller covenant and agree that each shall notify any respective prospective purchaser, assignee or successor of the existence and terms and conditions of this Section 6.3(a) and shall take all action to cause this Section 6.3(a) to be binding on any such purchaser, assignee, successor or entity under common control with Buyer or Seller, as the case may be.
          (b) Except as provided in the next sentence, Buyer and Sellers, on behalf of themselves and their Affiliates, covenant and agree that for a period ending two (2) years after the Closing, they will not, without the other party’s prior written consent, (i) solicit for employment as an employee or consultant any then current employee of the other party or (ii) offer to or discuss with any employee of the other party employment as an employee or consultant.
          (c) Buyer and Sellers covenant and agree that they will not, at any time following the Closing, disclose, directly or indirectly, or make available to any Person, or in any manner use for its own benefit, any confidential information or trade secrets relating to the other party, including, without limitation, business strategies, operating plans, acquisition strategies (including the identities of, and any other information concerning, possible acquisition candidates), pro forma financial information, market analysis, acquisition terms and conditions, personnel information, product information, sources of leads and methods of obtaining new business, know-how, customer lists and relationships, supplier lists, manufacturing and distribution methods or any other methods of doing and operating the business of the other party, or other non-public proprietary and confidential information relating to the other party, except to the extent that such information (i) is obtained from a third party whom the a party or any of the principals does not have any reason to believe is bound by a duty of confidentiality, (ii) relates to information that is or becomes generally known to the public other than as a result of a breach thereof or (iii) is required to be disclosed by law (including without limitation any federal regulations) or judicial administrative process (in which case prior to such disclosure the disclosing party shall promptly provide prior written notice of such required disclosure to the other party in order to afford it the opportunity to seek an appropriate protective order preventing such disclosure).
          (d) The parties acknowledge and agree that a breach by it or its Affiliates of any of the provisions of this Section 6.3 will cause irreparable harm and damage to the other parties and that, in the event of such breach, such other parties shall have, in addition to any and all remedies at law, the right to an injunction, specific performance or other equitable relief to prevent the violation of the obligations of the parties hereunder without the necessity of proving such irreparable harm or damage or the inadequacy of remedies at law and without the necessity of posting any bond.
     6.4 Mutual Cooperation after Closing; Further Assurances. At any time and from time to time after the Closing, any party hereto shall, upon the request of another party hereto, or its counsel, accountants and other representatives, use commercially reasonably efforts to execute, acknowledge and deliver any agreements or other documents (including mutually agreed upon personnel records) and will take any actions as may be reasonably requested by the requesting party in connection with carrying out and effectuating the intent and purpose hereof and all transactions and things contemplated by this Agreement, including relating to the assignment of the Acquired Assets, in connection with the preparation, review or audit of any tax returns or accounting records, in connection with litigation (provided there is no conflict of interest), relating to personnel matters, or the removal of any other impediments or delays, legal or otherwise, to facilitate the transactions contemplated by this Agreement. Such cooperation will include access to documents and personnel. Each Party shall, upon request of any of the other Parties, at any time and from time to time execute, acknowledge, deliver and perform all such further acts, deeds, assignments, transfers, conveyances, powers of attorney and instruments of further assurances as may be required to carry out the provisions and intent of this Agreement, including using all commercially reasonable efforts to obtain or cause to be obtained all consents and approvals necessary to consummate the transactions contemplated hereby. The party requesting assistance hereunder shall reimburse the others for reasonable out-of-pocket expenses incurred in providing such assistance.
     6.5 Accounting and Transaction Separation. Buyer and Sellers agree that for accounting purposes, the time and date of 12:00 a.m., Wednesday, January 24, 2007 (the “Cutoff Time”), shall be used to distinguish the benefit and obligations underlying freight forwarding or other customer transactions. All benefits and obligations for transactions picked up or otherwise commenced prior to the Cutoff Time shall inure to the Sellers, and all benefits and obligations for transactions picked up or otherwise commenced at or after the Cutoff Time shall inure to Buyer.
ARTICLE VII
SURVIVAL, INDEMNIFICATION AND DISPUTE RESOLUTION
     7.1 Survival of Representations and Warranties. All representations and warranties contained herein shall survive for a period of one (1) year after the Closing (the “Survival

Period”). Notwithstanding the foregoing (a) any such representation or warranty as to which a claim relating thereto is asserted in writing (which states with specificity the basis therefore) in accordance with Section 7.2(c) during the Survival Period shall, with respect only to such claim, continue in force and effect beyond the Survival Period until such claim is Finally Resolved, (b) the representations and warranties of Sellers set forth in Section 4.5 (Title) shall survive forever, and (c) the representations and warranties contained in Sections 4.4 (Taxes), 4.11 (Employee Benefit Plans) and 4.12 (Environmental Matters) shall survive until ninety (90) days following the expiration of the longest applicable statute of limitations relating to such matter.
     7.2 Indemnification.
          (a) The Sellers, jointly and severally, hereby agree, for the duration of the Survival Period, to indemnify, defend and hold harmless Buyer and its officers, directors, stockholders, employees, agents, representatives and affiliates, and their respective successors and assigns (the “Buyer Indemnitees”), jointly and severally, from and against any claim, suit, action, liability, loss, damage, deficiency, fee, cost or expense of any nature whatsoever, including, without limitation, interest, penalties and reasonable attorneys’ fees and litigation costs (individually, “Loss”; collectively, “Losses”) arising out of, based upon or resulting from:
               (i) any breach of the representations and warranties of the Sellers;
               (ii) the assertion by any third party against a Buyer Indemnitee of any Retained Liability or any claim or demand for payment thereof; or
               (iii) any failure by the Sellers to perform or fulfill any covenants or agreements set forth in this Agreement.
          (b) Buyer, for the duration of the Survival Period, shall indemnify, defend and hold harmless the Sellers and their respective officers, directors, stockholders, employees, agents, representatives and affiliates, and their respective successors and assigns (the “Seller Indemnitees”), from and against any Losses arising out of, related to, or resulting from:
               (i) any breach of the representations and warranties of Buyer;
               (ii) the failure of Buyer to perform or fulfill any of its covenants or agreements set forth in this Agreement; or
               (iii) the assertion by any third party against a Seller Indemnitee of any of the Assumed Liabilities or any liability of the Buyer or any claim or demand for payment thereof.
          (c) If prior to the expiration of the Survival Period, a party hereto (the “Indemnitee”) receives notice of any claim or the commencement of any action or proceeding with respect to which any other party (or parties) is obligated to provide indemnification (the “Indemnifying Party”) pursuant to Section 7.2(a) or 7.2(b), the Indemnitee shall promptly give the Indemnifying Party notice thereof. The failure of the Indemnitee to give timely notice as provided herein shall not constitute a defense (in part or in whole) to any claim for indemnification by such party, except and only to the extent that such failure shall result in any material prejudice to the Indemnifying Party. The Indemnifying Party may compromise or defend, at such Indemnifying

Party’s own expense and by such Indemnifying Party’s own counsel, any such matter involving the asserted liability of the Indemnitee. In any event, the Indemnitee, the Indemnifying Party and the Indemnifying Party’s counsel shall cooperate in the compromise of, or defense against, any such asserted liability. Both the Indemnitee and the Indemnifying Party may participate in the defense of such asserted liability (each at their own expense) and neither may settle or compromise any claim over the reasonable objection of the other. If the Indemnifying Party chooses to defend any claim, the Indemnitee shall provide reasonable assistance and cooperation to the Indemnifying Party in the defense thereof by making personnel available and providing continuing access to the books, records or other documents within its control, and shall provide such other documents, as are necessary or appropriate for such defense, for which assistance the Indemnifying Party will pay to the Indemnitee all reasonable out-of-pocket expenses.
          (d) Failure by the Indemnifying Party to notify the Indemnitee of its election to assume the defense of any such claim within thirty (30) calendar days after its receipt of notice thereof shall be deemed a waiver by the Indemnifying Party of its right to assume the defense of such claim. In such event, the Indemnitee may defend against such claim in any manner it deems appropriate. The Indemnitee may settle such claim or consent to the entry of any judgment with respect thereto, provided that it acts reasonably and in good faith. The Indemnifying Party shall promptly reimburse Indemnitee (i) for the amount of all costs and expenses, legal or otherwise, reasonably incurred by the Indemnitee in connection with the defense against or settlement of such claims, and (ii) if no settlement of such claim is made, for the amount of any final judgment with respect to such claim, to the extent that such amount has been actually paid.
     7.3 Source of Recovery.
          (a) When a claim asserted against the Sellers under Section 7.2(a) has been Finally Resolved:
               (i) the amount of the Loss may be deducted from the Holdback pursuant to the Holdback Agreement; and
               (ii) to the extent the Holdback is insufficient, any remaining amounts shall be paid by the Sellers within ten (10) days after the Buyer has given notice making demand for such payment. Any amounts not paid within such period shall accrue interest, until paid, at ten percent (10%) per annum.
          (b) When a claim asserted against the Buyer under Section 7.2(b) has been Finally Resolved, the deficiency shall be paid by the Buyer within ten (10) days after the Sellers have given notice making demand for such payment. Any amounts not paid within such period shall accrue interest, until paid, at ten percent (10%) per annum.
     7.4 Characterization of Indemnification Payments. Buyer and Sellers agree to treat any payment made under this Article VII as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by applicable Law.

ARTICLE VIII
MISCELLANEOUS
     8.1 Prohibition on Trading in Stonepath Stock. Buyer acknowledges that the United States securities laws and Sellers’ prohibit any person who has received material non-public information concerning the matters which are the subject matter of this Agreement from purchasing or selling the securities of Stonepath, or from communicating such information to any person under circumstances, in which it is reasonably foreseeable that such person is likely to purchase or sell securities of Stonepath. Accordingly, the Buyer agrees that it and any Affiliate of Buyer will not purchase or sell any securities of Stonepath, or communicate such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell securities of Stonepath, until no earlier than seventy-two (72) hours following the filing of a Current Report on Form 8-K with the SEC announcing the Closing pursuant to this Agreement, provided that the Form 8-K is required and timely filed.
     8.2 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, representatives, successors and assigns. No assignment shall release any party from any obligation or liability under this Agreement.
     8.3 Entire Agreement; Amendments; Attachments. This Agreement, and any and all Schedules and Exhibits hereto, and all agreements and instruments to be delivered by the parties pursuant hereto represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and supersede all prior oral and written and all contemporaneous oral negotiations, commitments and understandings between such parties. The parties may amend or modify this Agreement only by a written instrument executed by Buyer and the Sellers. Any and all Exhibits and Schedules attached hereto or to be attached hereafter are hereby incorporated as integral parts of this Agreement.
     8.4 Severability. In the event that any one or more of the provisions contained in this Agreement or in any other instrument referred to herein, shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, or shall be incapable of performance in any material respect, for any reason other than breach by a party of its obligations hereunder, then to the maximum extent permitted by Law, the validity or enforceability of the remaining provisions of this Agreement or any other instrument referred to herein shall not be affected thereby. In such event, the parties hereby undertake to substitute for any such invalid provision or for any provision incapable of performance, a provision which corresponds to the spirit and purpose of such invalid or unperformable provision as permitted under applicable Laws and regulations, so as to provide to the parties to the fullest extent possible the economic purpose and effect of this Agreement.
     8.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Minnesota.
     8.6 Section Headings. The section headings are for the convenience of the parties and in no way alter, modify, amend, limit, or restrict the contractual obligations of the parties.
     8.7 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall be one and the same document.

     8.8 Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the parties and their respective successors and permitted assigns.
     8.9 Cumulative Remedies. All rights and remedies of any party hereto are cumulative of each other and of every other right or remedy such party may otherwise have at Law or in equity, and the exercise of one or more rights or remedies shall not prejudice or impair the concurrent or subsequent exercise of other rights or remedies.
     8.10 Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or Law shall be deemed to also refer to all rules and regulations promulgated thereunder, unless the context otherwise requires.
     8.11 Publicity. No publicity release or announcement concerning this Agreement or the transactions contemplated hereby which identifies the parties hereto; shall be made without advanced approval thereof by the Sellers and Buyer, provided, however, that Stonepath and its Affiliates may make any public disclosure it believes in good faith is required by applicable Law or any listing or trading agreement concerning Stonepath’s, or its Affiliates, publicly-traded securities. No party to this Agreement shall disclose the financial terms of this Agreement without the other parties’ prior written consent.
     8.12 Notices. Any notice, request, demand, consent and other communication required or permitted hereunder shall be in writing signed by a duly authorized representative of the party giving notice and given to the other parties by delivery in person; by recognized national overnight courier service; or by facsimile transmission at the following addresses (or to such other person or at such other address as any may subsequently furnish by notice in accordance with this Section):

If to Buyer, to:	With a copy to:
International Logistics, LLC	Henson & Efron, P.A.
c/o Glenn Hasse	220 South Sixth Street, Suite 1800
21850 Grenada Avenue	Minneapolis, MN 55402-4502
Lakeville, MN 55044	Attention: Clark D. Opdahl, Esq.
and by facsimile to: 952-469-9580	and by facsimile to: (612) 339-6364
If to the Sellers:
Chief Executive Officer
Stonepath Group, Inc.
2200 Alaskan Way, Suite 200
Seattle, WA 98121
and by facsimile to: (206) 336-5401

Any such notice and other communication addressed as provided herein will be deemed duly and validly given upon delivery if in person; upon delivery by a recognized national overnight courier service; and upon receipt of a confirmation slip evidencing satisfactory transmission if by facsimile transmission.
[Remainder of page intentionally left blank — Signature page follows]

     IN WITNESS WHEREOF, this Agreement has been duly executed by the parties as of the date indicated above.

BUYER: LOGISTICS INTERNATIONAL, LLC

By:	/s/ Glenn W. Hasse

Its:	Chief Manager

M.G.R.: M.G.R., INC.

By:	/s/ Robert Arovas

Its:	President

CA: CONTRACT AIR, INC.

By:	/s/ Robert Arovas

Its:	President

LOGISTICS: STONEPATH LOGISTICS DOMESTIC SERVICES, INC.

By:	/s/ Robert Arovas

Its:	President

STONEPATH: STONEPATH GROUP, INC.

By:	/s/ Robert Arovas

Its:	Chief Executive Officer
[Signature Page to Asset Purchase Agreement]